deCODE genetics, Inc.

Sturlugata 8

IS-101 Reykjavik, Iceland

          June 25, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Judiciary Plaza

100 F. Street, N.E.

Washington, D.C.  20549

Re:	deCODE genetics, Inc. (“deCODE”)
Preliminary Proxy Statement on Schedule 14A
File No. 000-30469, filed June 18, 2009

Dear Sir or Madam:

We are writing to respond to the comments on the above-captioned Preliminary Proxy Statement received from Jeffrey P. Riedler, Assistant Director, in a letter dated June 24, 2009 (the “Monitor Letter”).

The Monitor Letter seeks clarification of the language in Proposal 4 regarding the application of the reverse stock split ratio to the number of shares of Common Stock authorized for issuance by deCODE.  As counsel discussed with the staff, this comment was in response to a sentence that appeared inadvertently in the text of the proposed amendment to deCODE’s certificate of incorporation as it appeared in the filed Preliminary Proxy Statement.  The errant sentence has been removed and  will not appear in the definitive proxy statement as filed.

deCODE acknowledges that (i) deCODE is responsible for the adequacy and accuracy of the disclosure in the definitive proxy statement; (ii) staff comments or changes to disclosure in response to staff comments in the definitive proxy statement do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) deCODE  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments or questions you may have concerning deCODE’s proxy materials to Marsha Novick, Esq. at (609) 987-6677.

Very truly yours,

/s/ JOHANN HJARTARSON

Johann Hjartarson
General Counsel